EXHIBIT 99.2

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

MANAGEMENT’S

DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2

www.firstmininggold.com | 1-844-306-8827

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the three months ended March 31, 2022, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as applicable to the preparation of interim financial statements, including International Accounting Standard IAS 34 Interim Reporting. The unaudited condensed interim consolidated financial statements should also be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, which are prepared in accordance with IFRS as issued by the International Accounting Standards Board.  These documents along with additional information on the Company, including the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2021, are available under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section in this MD&A titled “Forward-Looking Information” for further details.  In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section in this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section in this MD&A titled “Non-IFRS Measures” for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of May 11, 2022 and all information contained in this MD&A is current as of May 10, 2022.

COMPANY OVERVIEW AND STRATEGY

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced project being the Springpole Gold Project (the “Springpole Project” or “Springpole”) in northwestern Ontario, which is one of the largest undeveloped gold projects in Canada. The Company has commenced a Feasibility Study and permitting activities are on-going with the submission of a draft Environmental Impact Statement for the project targeted in mid-May 2022. First Mining also owns advanced-stage gold projects in Ontario (Cameron gold project) and in Québec (Central Duparquet, Duquesne and Pitt gold projects. The portfolio of gold project interests also includes the Pickle Crow gold project (being advanced by Auteco Minerals Ltd.), the Hope Brook gold project (being advanced in partnership with Big Ridge Gold Corp.), an equity interest in Treasury Metals Inc. (“Treasury Metals”), and a portfolio of 21 gold royalties.

2022 HIGHLIGHTS

The following highlights the Company’s most recent developments (including subsequent events up to May 10, 2022).

Project Highlights

Springpole

•	In the three months ended March 31, 2022, 21,626 metres of technical drilling and 1,545 meters of exploration drilling was completed at the Springpole Gold Project, for a total of 23,171 metres in the period.
•	Continued engagement with local Indigenous rights holders and stakeholders of the Springpole Gold Project.
•	Progressed environmental fieldwork into 2022, with the completion of the terrestrial studies in February 2022, and completed technical modelling & studies for incorporation into the draft EA which is planned to be issued for consultation in mid-May 2022.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

Birch-Uchi

•	In 2021, the Company announced the Birch-Uchi greenstone belt consolidation through multiple transactions, increasing the Company’s land package in the Springpole region by 36,000 hectares (“Ha”) to a total of 74,000 Ha of this prospective region which hosts several past-producing mines, including the newly acquired Sol d’Or mine where there has been demonstrated historical, high-grade exploration potential. First Mining intends to undertake a comprehensive regional exploration program on this new land package in the summer of 2022.

Québec

•	In February 2022, the Company announced that it had acquired an aggregate of 286,904 common shares of Beattie Gold Mines Ltd. (“Beattie”), a private company that owns the mineral rights to mining claims that make up the former Beattie mining concession that form a large part of the Duparquet Gold Project located on the Destor-Porcupine Fault in Québec. Together with the 187,839 common shares of Beattie already owned the Company now owns 474,743 shares of Beattie, increasing its ownership in Beattie from 10% to 25.3% of the issued and outstanding common shares of Beattie.

Corporate Highlights

•	On March 29, 2022, the Company announced the appointment of Jeff Reinson as Chief Operating Officer, who will lead the Company’s project development and water and tailings management for the feasibility stage for the Springpole project.
•	The March 31, 2022 cash balance was $23.7 million, the investments position was $11.2 million and the equity interests in Treasury Metals, PC Gold, Big Ridge and Beattie had a combined carrying value of $43.8 million.

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The Company continues to evaluate the potential impacts arising from COVID-19 on all aspects of its business. For the period ended March 31, 2022, there were no significant operational or financial impacts on the Company.

SELECT FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):	For the three months ended March 31,
	2022	2021	2020
Mineral Property Cash Expenditures(1)	$5,955	$3,098	$3,255
Net Loss	(773)	(33,001)	(1,462)
Total Cash Used in Operating Activities(3)	(2,434)	(1,874)	(1,313)
Basic and Diluted Net Loss Per Share (in Dollars)(4)	$(0.00)	$(0.05)	$(0.00)

Financial Position (in $000s):	March 31,	December 31,	December 31,
	2022	2021	2020
Cash and Cash Equivalents	$23,724	$29,516	$28,901
Working Capital(2)	23,861	33,956	9,201
Investments	11,183	13,386	18,425
Mineral Properties	180,918	170,017	179,429
Investment in Treasury Metals Inc.	15,271	15,400	63,812
Investment in PC Gold Inc.	21,569	21,570	-
Investment in Big Ridge Gold Corp.	1,434	1,491	-
Investment in Beattie Gold Mines Ltd.	5,544	-	-

Total Assets	267,385	260,309	301,213
Total Non-current Liabilities	$25,974	$26,429	$16,835
(1)	This represents mineral property expenditures per consolidated statements of cash flows.
(2)

This is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information please see the section in this MD&A titled “Non-IFRS Measures”.

(3)	Per the consolidated statement of cash flows in each corresponding period.
(4)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

Net Loss – Fluctuations in net loss are typically caused by non-cash items. Removing the impact of these non-cash items shows that the income statement loss from operational activities is more consistent over the periods presented at an average of approximately $1.6 million. There was a non-recurring $1.1 million payment in Q1 2022 in relation to reimbursement of legal fees and expert costs associated with a settlement agreement where Clifton Star was a named defendant.

Cash and Cash Equivalents – the decrease in 2022 was primarily due to cash used in operational activities and investing activities at the Company’s mineral projects, particularly Springpole and was partly offset by cash received through sales of investments in Auteco. See the section in this MD&A titled “Financial Condition, Liquidity and Capital Resources”.

Total Assets – increased relative to December 2021 primarily due to amounts capitalized to the Springpole mineral property and the Company’s increased ownership in Beattie from 10% to 25.3% of the issued and outstanding common shares of Beattie, through the issuance of $2 million in First Mining shares and $1.3 million cash payment.

ONTARIO MINERAL PROPERTY PORTFOLIO LOCATIONS (1)

(1)

Pickle Crow is subject to the Auteco Earn-In Agreement pursuant to which Auteco is the operator of the project and owns 70% of PC Gold, the joint venture company that owns the project (PC Gold was formerly a wholly-owned subsidiary of First Mining until Auteco completed stage 1 of its earn-in to PC Gold in June 2021).

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

MINERAL PROPERTY PORTFOLIO GOLD RESERVES (1)

The Springpole Gold Project is the only project owned by First Mining that has Mineral Reserves attributed to it. The Mineral Reserves for Springpole are based on the conversion of Indicated Mineral Resources within the current pit design. The Mineral Reserves for the Springpole Gold Project are shown below (for further details, see the technical report entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario Canada” dated February 26, 2021, which was prepared by AGP Mining Consultants Inc. (“AGP”) in accordance with NI 43-101 and is available under First Mining’s SEDAR profile at www.sedar.com):

Springpole Proven and Probable Reserves

Category	Tonnes (Mt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Metal Au (Moz)	Contained Metal Ag (Moz)
Proven	0.0	0.0	0.0	0.0	0.0
Probable	121.6	0.97	5.23	3.8	20.5
Total	121.6	0.97	5.23	3.8	20.5

Notes:

(1)	The Mineral Reserve estimate has an effective date of December 30, 2020 and is based on the Mineral Resource estimate that has an effective date of July 30, 2020.
(2)	The Mineral Reserve estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under NI 43-101.
(3)	Mineral Reserves are stated within the final design pit based on a US$878/oz Au pit shell with a US$1,350/oz Au price for revenue.
(4)	The equivalent cut-off grade was 0.34 g/t gold (“Au”) for all pit phases.
(5)	The mining cost averaged $2.75/t mined, processing cost averaged $14.50/t milled, and the G&A cost averaged $1.06/t milled. The process recovery for gold averaged 88% and the silver recovery was 93%.
(6)	The exchange rate assumption applied was $1.30 equal to US$1.00.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

MINERAL PROPERTY PORTFOLIO GOLD RESOURCES (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	18,470	1.52	-	901	-
Indicated Resources
Springpole Gold Project(4)	151,000,000	0.94	5.00	4,600,000	24,300,000
Hope Brook Gold Project	5,500,000	4.77	-	844,000	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	7,122,070	1.73	-	396,134	-
Duquesne Gold Project	1,859,200	3.33	-	199,161	-
Inferred Resources
Springpole Gold Project(4)	16,000,000	0.54	2.80	300,000	1,400,000
Hope Brook Gold Project	836,000	4.11	-	110,000	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project (30%) (7)	2,835,600	4.10	-	369,150	-
Duparquet Gold Project(3)	4,066,284	1.85	-	242,312	-
Duquesne Gold Project	1,563,100	5.58	-	280,643	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-
Total Measured Resources	3,378,470	2.74	-	297,901	-
Total Indicated Resources	167,651,270	1.14	5.00	6,206,295	24,300,000
Total Measured and Indicated Resources	171,029,740	1.18	5.00	6,504,196	24,300,000
Total Inferred Resources	32,911,984	1.96	2.80	2,092,105	1,400,000

(1)

The mineral resources set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s AIF for the year ended December 31, 2021, which is available under the Company’s SEDAR profile at www.sedar.com. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(2)

Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured Mineral Resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) measured resources at 3.09 g/t Au.

(3)

The Measured, Indicated and Inferred Mineral Resources for Duparquet shown in the above table represents a 100% ownership interest in the Central Duparquet Property by First Mining, and a 10% interest in the Duparquet Gold Project which comprises the Beattie, Donchester and Dumico properties.

(4)

Springpole Mineral Resources are inclusive of Mineral Reserves. Open pit mineral resources are reported at a cut-off grade of 0.30 g/t Au. Cut-off grades are based on a price of US$1,550/oz Au and $20/oz (“Ag”), and processing recovery of 88% Au and 93% Ag. The estimated Life of Mine (“LOM”) strip ratio for the resource estimate is 2.36. Silver Mineral Resources shown in separate column with grade representing silver g/t, and contained ounces representing g/t Ag, and contained ounces representing Ag.

(5)

Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated Mineral Resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated Mineral Resources at 2.08 g/t Au.

(6)

Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred Mineral Resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred Mineral Resource at 2.54 g/t Au.

(7)

The Pickle Crow Gold Project contains total Inferred Mineral Resources of 9,452,000 tonnes at 4.10 g/t Au, for a total of 1,230,500 ounces Au. This is comprised of 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) Inferred Mineral Resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred Mineral Resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 metre. First Mining owns 30% of the Pickle Crow Gold Project, and 70% is owned by Auteco Minerals Ltd. The Inferred Mineral Resources for Pickle Crow shown in the above table reflects First Mining’s percentage ownership interest in the Pickle Crow Gold Project.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining has properties located in Canada and the United States. The following section discusses the Company’s priority and other significant projects.

As at March 31, 2022 and December 31, 2021, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

(in $000s)
	Springpole	Birch-Uchi	Cameron	Duquesne/ Pitt	Hope Brook	Pickle Crow	Others (1)	Total
Balance December 31, 2020	$87,907	$-	$31,875	$7,229	$20,612	$24,986	$6,820	$179,429
2021 acquisition and capitalized net expenditures	16,158	1,320	454	15	100	3,273	428	21,748
Disposal, impairment or deconsolidation	-	-	-	-	(2,685)	(28,259)	(216)	(31,160)
Balance December 31, 2021	$104,065	$1,320	$32,329	$7,244	$18,027	$-	$7,032	$170,017
2022 acquisition and capitalized net expenditures	10,390	312	40	6	-	-	156	10,904
Disposal, impairment or deconsolidation	-	-	-	-	-	-	(3)	(3)
Balance March 31, 2022	$114,455	$1,632	$32,369	$7,250	$18,027	$-	$7,185	$180,918

(1)

Other mineral properties as at March 31, 2022 and December 31, 2021 include: (i) the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project; (ii) the cash and share payments that the Company has made to date pursuant to eight agreements for properties in Ontario’s Birch-uchi greenstone belt including five under option (see below), (iii) a 1.5% NSR Royalty under the terms of an NSR Royalty Agreement dated August 7, 2020 between the Company, Treasury Metals and Goldlund Resources Inc., a wholly-owned subsidiary of Treasury Metals; and (iv) the cash and share payments that the Company has received to date pursuant to the option agreement that the Company entered into with Momentum Minerals Ltd. (“Momentum”) with respect to the Company’s Turquoise Canyon property in Nevada (Momentum was subsequently acquired by IM Exploration Inc. on July 6, 2021 and IM Exploration Inc. was renamed to Westward Gold Inc. on October 7, 2021).

CANADIAN GOLD PROJECTS

Material Projects

Springpole Gold Project, Ontario

The Springpole Gold Project covers an area of 41,943 hectares in northwestern Ontario, consisting of 30 patented mining claims, 282 contiguous mining claims and thirteen mining leases. The project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 38-person onsite camp, winter road access, a logging road within 15 km of the camp, and nearby power lines within 40 km. The Springpole Gold Project is located within an area that is covered by Treaty Three and Treaty Nine First Nations Agreements. With approximately 4.6 million ounces of gold and 24 million ounces of silver in the Indicated Mineral Resource category, the Springpole Gold Project is one of the largest undeveloped gold projects in Ontario1.

_________________________

1 Source: S&P Market Intelligence database as of April 16, 2022. Ranking among undeveloped primary gold resources per jurisdiction.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

During the three months ended March 31, 2022, the most significant expenditures at the Springpole Gold Project were:

•	$2,661,000 in connection with ongoing environmental permitting and community consultations;
•	$1,883,000 in connection with environmental data collection activities;
•	$1,566,000 in connection with land tenure and advanced royalty acquisitions;
•	$1,052,000 in connection with the Springpole Feasibility studies;
•	$865,000 in connection with the Springpole PFS and Post-PFS studies;
•	$837,000 for site employees’, contractors’ salaries and management salaries allocations; and
•	$600,000 in connection with fuel charges.
$9,464,000

During the three-months ended March 31, 2022, and up to the date of this MD&A, the most significant operational developments at the Springpole Gold Project were:

1. 2022 Technical Programs

Since completing the PFS for Springpole in January 2021, First Mining has been engaged in a number of significant technical programs to further optimize the development plan for Springpole and to further define the project scope for the Environmental Assessment (“EA”) process and into the Feasibility Study (“FS”) process.  These programs are ongoing and include Feasibility-level metallurgical test work, reviewing opportunities to reduce the project’s greenhouse gas footprint (“GHG”), exploring renewable power generation opportunities, environmental data collection, and EA document preparation.

Metallurgical Program

The focus of the Feasibility-level metallurgical program is to confirm metallurgical information and the process design of the PFS and explore opportunities to enhance metal recoveries and reduce operating and capital costs for Springpole by testing advanced flotation technologies, including the Woodgrove Direct Flotation Reactor.  The metallurgical testing in 2021 took 2.4 tonnes of metallurgical samples collected from 10 drill holes to form three production composites that underwent advanced metallurgical testing, as well as 10 variability composites. The initial results support the test work and assumptions that were used in the PFS and warrant a more detailed analysis of simplifying the flotation flow sheet, compared to the PFS.

Filtration test work is also underway to optimize the size of the filter plant that feeds the dry-stack tailings facility.  There is a potential opportunity to reduce the size of the filter plant which may represent a potential decrease to the initial process plant capital cost, when compared to the PFS.  More detailed analysis will be completed during the FS.

First Mining will release results from the metallurgical program when it is completed, which is expected to be in Q2 2022.

GHG Footprint Reduction – Electric Assist Haul Trucks

Following the completion of the PFS, First Mining completed an analysis of potential GHG emissions from the Project and determined that opportunities exist to reduce GHG emissions by reducing diesel consumption associated with the haul trucks with the addition of trolley assist in various areas of the mine.  Given that the Project is scoped to be connected to the power grid, First Mining commissioned AGP to study the impact and benefit of a number of electric haul assist technologies. More detailed analysis is warranted and will be carried out in 2022 during the FS workplan.

Renewable Power Generation Opportunities

First Mining commissioned SLR Consulting Inc. (“SLR”) to complete an initial scoping study of the opportunities to incorporate renewable power generation into the project development plan at Springpole.  The Springpole area has the potential for economic wind and solar resources, as well as a significant biomass opportunity which has been previously studied for the region.  The SLR study concluded that wind and solar were both viable potential supplemental power sources for the Project that warrant further study.  In furtherance of this, First Mining has commenced site-specific, investment grade data collection for wind resources and will explore opportunities with the local communities to better understand avenues for partnership in a potential renewable power development.

Environmental Data Collection

The 2021 environmental field work activities involved a comprehensive program to supplement the baseline data that had been collected over several previous years. The studies covered a broad range of disciplines across the biological, physical and human environments including air quality, noise, surface water, groundwater, geochemistry, aquatic biology, terrestrial vegetation and wildlife, archaeology, and cultural heritage. Two air quality monitoring stations near the Project site have been established to gather continuous samples, and noise levels were measured at two monitoring locations under “leaves-on” and “leaves-off” conditions.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

Surface water studies included monthly surface water quality sampling at 25 locations, flow measurements at six locations, and lake level measurements at eight locations. Hydrogeological testing was conducted to improve the understanding of groundwater movement in the area and groundwater quality samples were collected at 11 monitoring wells. The geochemical characterization program included static and kinetic testing of mine rock and tailings as well as static testing of aggregate and overburden. An aerial survey was undertaken early in the year to study Boreal Caribou and other ungulates and furbearers.

Other key wildlife and habitat studies included bird and bat surveys as well as vegetation community and wetland mapping. Extensive aquatic studies were undertaken including fish community and habitat assessments, fish tissue sampling, as well as plankton and benthic invertebrate studies. A Stage 2 Archaeological Assessment for the mine site area and cultural heritage information gathering and evaluation were also completed in 2021. The information collected will inform the EA and First Mining will continue to collect data on the existing environment in 2022 to support future permitting.

Environmental Assessment Preparation

Following a successful environmental field season and the approval of the Provincial EA Terms of Reference on November 8, 2021, Wood plc, on behalf of First Mining, has undertaken technical modelling to inform the EA documentation covering key areas of the environment at Springpole, including geochemistry, groundwater quantity and quality, surface water quality, hydrology, air quality, noise and vibration, and terrestrial components.  The technical work is being documented and will be presented in a draft EA that will be publicly disclosed and available for review when completed.

Key Catalysts for Springpole Project Development in 2022

First Mining is anticipating a number of important project advancements in 2022, including:

•	Commencement of Feasibility Study process
•	Results of metallurgical studies expected in Q2 2022
•	Final results of other process optimization trade-off studies to be included in the FS
•	Completion and submission of the Draft Environmental Assessment

2. Completion of Pre-Feasibility Study in 2021

On January 20, 2021, First Mining announced the results of a positive PFS for the Springpole Gold Project. The PFS evaluates recovery of gold and silver from a 30,000 tonne-per-day (“tpd”) open pit operation at Springpole, with a process plant that will include crushing, grinding, and flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails followed by a carbon-in-pulp recovery process to produce doré bars. For full details regarding the PFS for the Springpole Gold Project, see the technical report, entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario Canada” dated February 26, 2021, which was prepared by AGP in accordance with NI 43-101 and is available under First Mining’s SEDAR profile at www.sedar.com.

PFS Highlights

•	US$1.5 billion pre-tax NPV5% at US$1,600 per ounce /(“oz”) Au, increasing to US$1.9 billion at US$1,800/oz Au
•	US$995 million post-tax NPV5% at US$1,600/oz Au, increasing to US$1.3 billion at US$1,800/oz Au
•	36.4% pre-tax internal rate of return (“IRR”); 29.4% after-tax IRR at US$1,600/oz Au
•	Life of mine (“LOM”) of 11.3 years, with primary mining and processing during the first 9 years and processing lower-grade stockpiles for the balance of the mine life
•	After-tax payback of 2.4 years
•	Declaration of Mineral Reserves: Proven and Probable Reserves of 3.8 Moz Au, 20.5 Moz Ag (121.6 Mt at 0.97 g/t Au, 5.23 g/t Ag)
•	Initial capital costs estimated at US$718 million, sustaining capital costs estimated at US$55 million, plus US$29 million in closure costs
•	Average annual payable gold production of 335 koz (Years 1 to 9); 287 koz (LOM)
•	Total cash costs of US$558/oz (Years 1 to 9); and US$618/oz (LOM)(1)

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

•	All-in sustaining costs (“AISC”) of US$577/oz (Years 1 to 9), and AISC US$645 (LOM)(2)

Note: Base case parameters assume a gold price of US$1,600/oz and a silver price of US$20/oz, and an exchange rate ($ to US$) of 0.75. All currencies in the PFS are reported in U.S. dollars unless otherwise specified. NPV calculated as of the commencement of construction and excludes all pre-construction costs.

(1) Total cash costs consist of mining costs, processing costs, mine-level general and administrative (“G&A”) costs, treatment and refining charges and royalties.

(2) AISC consists of total cash costs plus sustaining and closure costs.

Economic Sensitivities

The economics and cash flows of the Springpole Gold Project are highly sensitive to changes to the gold price.

Springpole Economic Sensitivity to Gold Price (base case in bold)

Gold Price (US$/oz)	$1,400	$1,600	$1,800	$2,000
Pre-Tax NPV5%	US$1.04 billion	US$1.48 billion	US$1.92 billion	US$2.36 billion
Pre-Tax IRR	28.9%	36.4%	43.2%	49.5%
After-Tax NPV5%	US$690 million	US$995 million	$1.30 billion	$1.60 billion
After-Tax IRR	23.3%	29.4%	35.0%	40.1%

Springpole Economic Sensitivity to Initial Capital Costs (base case in bold)

Initial Capital Costs	+10%	US$718 million	-10%
Pre-Tax NPV5%	US$1.34 billion	US$1.48 billion	US$1.61 billion
Pre-Tax IRR	30.1%	36.4%	44.1%
After-Tax NPV5%	US$875 million	US$995 million	US$1,102 million
After-Tax IRR	23.8%	29.4%	36.3%

Springpole Economic Sensitivity to Operating Costs (base case in bold)

Operating Costs	+10%	US$2.21 billion	-10%
Pre-Tax NPV5%	US$1.33 billion	US$1.48 billion	US$1.63 billion
Pre-Tax IRR	34.1%	36.4%	38.6%
After-Tax NPV5%	US$890 million	US$995 million	US$1,098 million
After-Tax IRR	27.6%	29.4%	31.3%

The Mineral Resources defined in the PFS do not reflect the significant opportunities that are available for resource expansion or discovery of additional ore bodies in the Springpole district, and readers are cautioned that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. First Mining believes that the Springpole Gold Project has several avenues for resource expansion, both within the existing property footprint and regionally in the under-explored Birch-Uchi Greenstone belt. As at March 31, 2022, 5,527 m of metallurgical drilling, 1,147 m of ARD drilling, 11,059 m of geotechnical drilling, 3,248 m of condemnation drilling, 645 m of hydrogeological drilling and 1,545 m of exploration drilling had been completed at the Springpole Gold Project, for a total of 23,171 m.

Page 10

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

Project Enhancement Opportunities

The PFS identified several opportunities to enhance the economics of the Springpole Gold Project, and they will be investigated as First Mining continues to advance the project. These opportunities include:

•	Existing Resource Upgrades. Inferred Mineral Resources are contained within the existing pit design, and with additional infill drilling, these resources may potentially support conversion of some or all of this material into Indicated Mineral Resources that could be converted to Probable Mineral Reserves and evaluated in an FS for the Project.
•	Mine Plan Optimization. Refined pit optimization parameters could result in better optimized open pit limits which could reduce the overall strip ratio.
•	Process Optimization. Continued efforts to investigate opportunities to improve the metal recoveries through further metallurgical testing and refining milling processes, as well as other process optimizations.
•	Further Geotechnical Studies. A better hydrogeological and geotechnical understanding may increase pit slope angles, potentially reducing costs associated with mining waste material.
•	Additional Mineralization. There are geophysical and geological targets in the area around the current resource, where additional drilling has the potential to identify additional mineralization that could support Mineral Resource estimation with upside potential for the LOM.

3. Environmental Permitting and Baseline Data

First Mining continues to advance the Springpole Gold Project through the federal and provincial EA processes. The final Terms of Reference was approved by the Ontario Ministry of the Environment, Conservation and Parks in November 2021 following a comprehensive consultation process. First Mining is working on developing draft EA reports that are expected to be completed and issued for consultation in May 2022.  Consultation on the draft EA with Indigenous communities, agencies and stakeholders will take place throughout 2022 in order to shape the final EA submission.

Environmental data collection will continue through 2022 to continue to supplement the existing dataset to support the final EA and future permitting. All EA-related materials are publicly available through First Mining’s website at www.firstmininggold.com.

The Springpole permitting timeline is as follows:

Note: The timeline set out above is a preliminary estimate only. The Company will provide more definitive timelines as the permitting process progresses; EA - Environmental Assessment; EIS - Environmental Impact Statement

Page 11

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

4. Silver Stream transaction with First Majestic Silver Corp.

On June 10, 2020, First Mining entered into a Silver Purchase Agreement with First Majestic pursuant to which First Majestic agreed to pay First Mining total consideration of US$22.5 million (the “Advance Payment”), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project for the life of the project (the “Silver Stream”). The transaction closed on July 2, 2020, and under the terms of the transaction:

•	US$10 million was paid by First Majestic on closing the transaction, with US$2.5 million paid in cash and the remaining US$7.5 million satisfied by the issuance to First Mining of 805,698 common shares of First Majestic (the “First Majestic Shares”);
•	US$7.5 million was paid by First Majestic upon First Mining publicly announcing the completion of a positive PFS for the Springpole Gold Project, with US$3.75 million paid in cash and the remaining US$3.75 million satisfied by the issuance to First Mining of 287,300 First Majestic Shares (the number of First Majestic shares issued was based on the 20-day volume-weighted average trading price (“VWAP”) of the First Majestic Shares on the TSX at the time); and
•	US$5 million is payable by First Majestic upon First Mining receiving approval of a federal or provincial EA for the Springpole Gold Project, with US$2.5 million payable in cash and US$2.5 million payable in First Majestic Shares (based on 20-day VWAP of the First Majestic Shares on the TSX at the time).

In addition, upon closing the transaction on July 2, 2020, First Mining issued 30 million common share purchase warrants (“First Mining Warrants”) to First Majestic pursuant to the terms of the Silver Purchase Agreement. Each First Mining Warrant entitles First Majestic to purchase one First Mining Share at an exercise price of $0.40 for a period of five years. As a result of the distribution of shares and warrants of Treasury Metals that was completed on July 15, 2021, pursuant to the adjustment provisions of the First Mining Warrants, the exercise price of these warrants was reduced from $0.40 to $0.37, and the number of these warrants was increased from 30.0 million to 32.1 million.

In the event the Company were to default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable. The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project.

Upon receipt of its share of silver production, First Majestic will make cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (the “Silver Cash Price”), subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of production. First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole.

The proceeds received by First Mining are being used to advance the Springpole Gold Project through the FS process and will also be used to advance the project through the federal and provincial EA processes.

Birch-Uchi Gold Projects, Ontario (Regional land acquisitions)

The Birch-Uchi Greenstone Belt has been historically underexplored and has only seen a fraction of the exploration work that has been done in the Red Lake and Pickle Lake belts. Exploration activity has been increasing in the area north and west of Springpole in the last 18 months. There are several past-producing gold mines in the region including: Argosy – 100,000 oz. at 11.4 g/t Au; Uchi – 114,000 oz. at 4.7 g/t Au and a number of smaller gold and base metal mines including the Jackson, Manion, Hudson-Patricia, Bathurst and Sol d’Or mines, which produced gold in the 1930s at grades of 17.5 g/t Au.

First Mining significantly increased its land package in the region in 2021 through acquisitions and option agreements, resulting in a total controlled area of approximately 74,000 Ha. The Company continues to evaluate additional consolidation opportunities and district-scale exploration opportunities.

The Company has recently acquired the past-producing high-grade Sol d’Or mine, optioned the Vixen North property with significant gold mineralization in surface samples which is located nearby the past-producing Argosy mine and optioned properties containing the High-Grade Island prospect where historical drilling intersected grades up to 245 g/t Au.

Page 12

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

On February 18, 2021, the Company entered into a three-year option agreement pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property located in northwestern Ontario through future cash and share payments of approximately $250,000 to Exiro during the term of the option, and by completing all assessment work requirements on the property during the option term. The Swain Post property comprises 237 single cell mining claims covering nearly 5,000 Ha. It is located approximately 5 km west of First Mining’s western-most property boundary at Springpole.

On April 29, 2021, the Company and its wholly-owned subsidiary, Gold Canyon, entered into an earn-in agreement with Whitefish Exploration Inc. which gives First Mining the right to earn, through Gold Canyon, an initial 70% interest in the Swain Lake property by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake property during the first 3 years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold, through Gold Canyon, a 70% interest in the Swain Lake property and will have an additional period of 2 years within which to acquire the remaining 30% of the property by paying $1 million in cash to Whitefish and by issuing $1 million worth of First Mining Shares to Whitefish.  If the second stage of the earn-in is not completed, Whitefish and Gold Canyon will enter into a joint venture agreement with respect to the Swain Lake property.

The Swain Lake property comprises 82 single cell mining claims covering 1,640 Ha. It is located approximately 2 km from First Mining’s western-most property boundary at Springpole and immediately to the east of the Swain Post property.

On September 7, 2021, the Company and its wholly-owned subsidiary, Gold Canyon, entered into an earn-in agreement with ALX which gives First Mining the right to earn, through Gold Canyon, an initial 70% interest in ALX’s Vixen North, Vixen South and Vixen West properties in northwestern Ontario (collectively, the “Vixen Properties”) by making cash payments totaling $550,000 and share payments totaling $400,000, and by incurring at least $500,000 worth of expenditures on the Vixen Properties during the first 3 years of the earn-in term.  Upon completing the first stage of the earn-in, First Mining will hold, through Gold Canyon, a 70% interest in the Vixen Properties and will have an additional period of 2 years within which to acquire the remaining 30% of the properties by paying $500,000 in cash to ALX and by issuing $500,000 worth of First Mining Shares to ALX. If the second stage of the earn-in is not completed, ALX and Gold Canyon will enter into a joint venture agreement with respect to the Vixen Properties.

Page 13

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

On October 4, 2021, the Company announced it had entered into an earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) which gives First Mining the right to earn, through Gold Canyon, up to an 80% interest in Pelangio’s Birch Lake and Birch Lake West properties (collectively, the “Birch Lake Properties”) over the course of two stages and a period of six years. Initially, First Mining (through Gold Canyon), may earn a 51% interest in the Birch Lake Properties by making cash payments totaling $350,000, issuing a total of 1,300,000 First Mining Shares and by incurring at least $1,750,000 worth of expenditures on the Birch Lake Properties during the first 4 years of the earn-in term.  Upon completing the first stage of the earn-in, First Mining will have an additional period of 2 years within which to acquire a further 29% interest in the Birch Lake Properties by paying $400,000 to Pelangio in cash or First Mining Shares (at First Mining’s sole discretion) and by incurring an additional $1,750,000 worth of expenditures on the Birch Lake Properties.  Upon completing the second earn-in stage, First Mining will hold a 80% interest in the Birch Lake Properties, and Gold Canyon and Pelangio will enter into a joint venture agreement with respect to the properties (if First Mining notifies Pelangio at any time after exercising the first earn-in that it will not complete the second earn-in stage, the joint venture will be formed as of the date of such notice, and First Mining will hold, through Gold Canyon, a 51% interest in the Birch Lake Properties).

The Birch Lake Properties include the High-Grade Island Prospect, which is located to the northeast of First Mining’s Springpole Gold Project. The Birch Lake Properties cover approximately 3,700 Ha.

On October 29, 2021, the Company entered into a three year earn-in agreement with a private individual pursuant to which First Mining may earn a 100% interest in the Stargazer and other properties (the “Stargazer Properties”) in northwestern Ontario by making cash and share payments of $250,000 to the private individual during the term of the option, and by incurring at least $350,000 worth of expenditures on the Stargazer Properties during the three-year option term.

Cameron Gold Project, Ontario

The Cameron Gold Project covers an area of 49,574 Ha in northern Ontario and comprises 24 patented claims, 1,790 mining claims, 4 mining leases, and 7 Licenses of Occupation. The Cameron Gold Project deposit is a greenstone‐hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the northeast. A technical report for the Cameron Gold Project titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada” and dated January 17, 2017, was prepared by Optiro Pty Limited in accordance with NI 43-101 and is available under the Company’s SEDAR profile at www.sedar.com. The project benefits from excellent infrastructure with year-round highway access, a functioning camp, a powerline within 20 km and is 88 km from New Gold’s Rainy River gold mine.

The recent acquisition of the East Cedartree claims consolidates a strategic section of the Cameron Gold Project and has resulted in an increase in over 3,200 Ha of prospective mineral tenure as compared to the original Cameron Gold Project land package.

During the three months ended March 31, 2022, the most significant expenditures at the Cameron Gold Project were:

•	$14,000 in connection with exploration and technical consulting;
•	$8,000 for site employees’ salaries and management salary allocations; and
•	$6,000 for provincial and municipal taxes.
$28,000

Page 14

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

On December 3, 2020, the Company entered into an asset purchase agreement with Metalore to acquire its East Cedartree claims. The transaction closed on December 9, 2020.  Under the terms of the transaction, First Mining paid Metalore $3 million in cash and issued 3 million First Mining Shares to Metalore. The East Cedartree claims contain an existing Mineral Resource estimate that was prepared in accordance with NI 43-101 and encompass a highly favourable geological setting for new gold discoveries in close proximity to the existing known deposits at the Company’s Cameron and West Cedartree properties. The acquisition of the East Cedartree claims consolidates First Mining’s land holdings at Cameron into a single contiguous block and adds a further 3,200 Ha to the 49,574 Ha that First Mining already holds in the district.  As a result of the acquisition of the East Cedartree claims, the Cameron Gold Project now covers an area of 52,774 Ha and comprises 24 patented claims, 2,002 mining claims, 4 mining leases, and 7 Licenses of Occupation.

In 2021 First Mining completed surface water and groundwater quality sampling on and around the Cameron Gold Project in order to maintain a dataset to support any future permitting. First Mining continues to regularly share updates and information about the Cameron Gold Project with local Indigenous communities. Animakee Wa Zhing #37 First Nation and First Mining signed an exploration agreement in June 2021. In addition, First Mining has signed a negotiation protocol with Naotkamegwanning First Nation and is moving forward with discussions regarding a potential exploration agreement.

Following First Mining’s recent hire of a Vice President, Exploration, the Company’s plans at Cameron are to undertake an approximate 4,000 m drill program at the project in 2022 in order to increase our understanding of the local geology and identify new drill targets on the project and, in particular, at the East Cedartree claims which the Company acquired at the end of 2020.

Page 15

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

Other Mineral Properties and Mineral Property Interests

The following table sets out the Company’s remaining projects by region. These projects are 100%-owned by the Company with the exception of the Duparquet Gold Project in which the Company has a 10% indirect ownership interest in the Duparquet Gold Project and a 100% interest in the Central Duparquet Property.

Canada	USA
Duquesne, Québec (1)	Turquoise Canyon, Nevada(2)
Pitt, Québec
Duparquet, Québec

(1)

In connection with an agreement entered into by Clifton Star Resources Inc. ("Clifton Star") on July 31, 2012, prior to its acquisition by First Mining, Clifton Star purchased 0.5% of a 3% NSR royalty on the Duquesne Gold Project for $1,000,000 in cash. Per the terms of this agreement, beginning June 2019, the remaining 2.5% NSR must be purchased over the ensuing five years in tranches of 0.5% for $1,000,000 for each tranche. Management is currently in discussions with the royalty owners regarding potential amendments to the timing and amount of any future payments related to this royalty repurchase.

(2)

Property under option agreement with Westward Gold Inc. The $25,000 cash and $216,000 in share payments that the Company has received to date was pursuant to the option agreement that the Company entered into with Momentum (which was subsequently acquired by IM Exploration Inc. on July 6, 2021, and IM Exploration Inc. was renamed to Westward Gold Inc. on October 7, 2021).

Mineral Property Interest – Duparquet Gold Project, Québec

Through the Company’s acquisition of Clifton Star in 2016, it acquired a 10% equity interest in the shares of each of Beattie, 2699681 Canada Ltd., and 2588111 Manitoba Ltd., three private companies which directly or indirectly own various mining concessions and surface rights that comprise the Duparquet Gold Project.

The Duparquet Gold Project has a large open-pittable resource, as well as underground and tailings resource, and covers an area of 1,147 Ha located in the Abitibi Region of Québec which is one of the world’s most prolific gold producing regions. A technical report for the Duparquet Gold Project entitled “Technical Report and Prefeasibility Study for the Duparquet Project” and with an effective date of March 26, 2014, was completed by InnovExplo in accordance with NI 43-101 and was filed on SEDAR by Clifton Star on May 23, 2014. The 2014 PFS for the Duparquet Gold Project includes pre-production capital costs of $394 million, a pay-back period of 4.3 years and pre-tax NPV5% of $222 million at US$1,300 per ounce of gold.

Page 16

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

The Company also holds a 100% interest in the adjoining Central Duparquet Property, which was purchased on January 20, 2017. This additional ground comprises 16 claims covering 339 Ha. Infrastructure includes site roads, access to electrical power 15 km away, tailings storage facility and water management solutions and ancillary site buildings.

On February 8, 2022, the Company announced that it had acquired, from two individuals, an aggregate of 286,904 common shares of Beattie, a private company that owns the mineral rights to mining claims that make up the former Beattie mining concession that form a large part of the Duparquet Gold Project located on the Destor-Porcupine Fault in Québec. The per share consideration paid under the transaction was C$4.44 cash per Beattie share and 26.62 First Mining Shares per Beattie share for a total consideration of C$1,272,824 in cash and 7,636,944 First Mining Shares. Together with the 187,839 common shares of Beattie already owned, the Company now owns 474,743 shares of Beattie, increasing its ownership in Beattie from 10% to 25.3% of the issued and outstanding common shares of Beattie.

NSRs owned by or available to First Mining

Through recent transactions, First Mining has created the following portfolio of existing and potential NSR gold royalties on certain of our currently owned and previously owned mineral properties and property interests. The Company is currently evaluating potential strategic opportunities available to enhance and optimize the value of its royalty portfolio.

Royalty	NSR Rate	Key Terms
Pickle Crow (Ontario, Canada)	2.00%	1.00% buy-back for US$2.5 million
Hope Brook (Newfoundland, Canada) (1)	1.50%	0.5% buy-back for $2.0 million
Goldlund (Ontario, Canada)	1.50%	0.5% buy-back for $5.0 million
Mexican Projects (2) (11 including Las Margaritas)	1.00%	1.00% buy-back for US$1.0 million on each project
Turquoise Canyon (Nevada, USA)	2.00%	1.00% buy-back for US$1.0 million
Joutel, Québec	1.00%	No buy-back option
Morris, Québec	1.00%	No buy-back option
Ronguen (Burkina Faso)	1.00%	1.00% buy-back for US$1.0 million
Pompoi (Burkina Faso)	1.50%	1.50% buy-back for $1.5 million
Lac Virot Iron Ore (Labrador, Canada)	2.00%	1.00% buy-back for $1.0 million
(1)	The Hope Brook NST includes above is not in existence as of the date of this MD&A and will only be granted to First Mining upon Big Ridge successfully completing its Stage 1 Earn-in.
(2)	The Mexican project NSRs include: Sonora - Miranda, Apache, Socorro, San Ricardo, Los Tamales, Puertecitos, Batacosa; Durango – Las Margaritas; Oaxaca – Geranio, Lachatao, El Roble.

Page 17

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

For further information on all of the Company’s mineral properties, see the Company’s AIF for the year ended December 31, 2021 which is available under the Company’s SEDAR profile at www.sedar.com, as an exhibit to the Company’s Form 40-F on EDGAR at www.sec.gov.

Non-Material Projects

Hope Brook Gold Project, Newfoundland

The Hope Brook Gold Project covers an area of 26,650 Ha in Newfoundland, including six mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone.  A technical report for the Hope Brook Gold Project titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada” and dated November 20, 2015, was prepared by Mercator Geological Services Limited in accordance with NI 43-101 and is available under the Company’s SEDAR profile at www.sedar.com.

The resource covers 1.5 km of an 8 km mineralized structure. Substantial infrastructure at the property includes a ramp to 350 m below surface with vent raise, line-power to site, commercial barge and landing craft ramp, air strip, and a strong local labour force. The Hope Brook Gold Project was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997.

Earn-In Agreement with Big Ridge Gold

On April 6, 2021, First Mining announced that it had entered into the Big Ridge Earn-In Agreement pursuant to which Big Ridge may earn up to an 80% interest in Hope Brook. A summary of the transaction is set out in the table below and additional detail related to the earn-in arrangement is included in the Company’s news release dated April 6, 2021.

Hope Brook Gold Project Earn-in Summary
Upfront Consideration (Complete)	Stage 2 Earn-in (additional 29% earn-in over 2 years)
● $100,000 cash upon closing	● $10,000,000 in project exploration spend
● 11.5 million shares of Big Ridge upon closing	● Up to 10 million shares of Big Ridge /19.9% “top-up”
Stage 1 Earn-in (51% earn-in over 3 year period) (Ongoing)	Additional Terms:
● $10,000,000 in project exploration spend	● JV to be created upon completion of Stage 1
● 15 million shares of Big Ridge	● First Mining free carried to a feasibility study
● 1.5% NSR royalty (0.5% buyback for $2.0M)	● $2M cash payment upon commercial production

First Mining also has the right to nominate one member to the Board of Directors of Big Ridge (the “Big Ridge Board”) for so long as First Mining owns at least 10% of the issued and outstanding shares of Big Ridge. James Maxwell, the Company’s VP, Exploration, was appointed to the Big Ridge Board in January 2022 as the Company’s nominee.

In the year ended December 31, 2021, the Company received $500,000 and 11,500,000 shares of Big Ridge upon closing the transaction, which were credited against the Hope Brook project mineral property on the Company’s Statement of Financial Position as at September 30, 2021. The Company has determined that its ownership of Big Ridge shares and its representation on the Big Ridge Board gives it significant influence over Big Ridge, resulting in the Big Ridge Investment being recorded on First Mining’s financial statements using the equity method of accounting as an investment in associate.

Page 18

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

SELECT QUARTERLY FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):
	2022-Q1	2021-Q4	2021-Q3	2021-Q2	2021-Q1	2020-Q4	2020-Q3	2020-Q2
Net Income (Loss)	$(773)	$(6,485)	$2,419	$(1,283)	$(33,001)	$530	$(12,352)	$(19,531)
Impairment of non-current assets	-	749	-	-	23,555	-	2,372	22,498
Total cash used in operating activities (2)	(2,434)	(940)	(1,689)	(1,940)	(1,874)	(725)	(1,056)	(1,128)
Basic and Diluted Net Income (Loss) Per Share (in dollars) (3)	(0.00)	(0.01)	0.00	(0.00)	(0.05)	0.00	(0.02)	(0.03)
Financial Position (in $000s):
Cash and Cash Equivalents	23,724	29,516	30,348	33,762	39,174	28,901	32,477	6,475
Working Capital (1)	23,861	33,956	41,109	34,898	19,893	9,201	14,324	8,596
Investments	11,183	13,386	17,331	20,450	13,907	18,425	24,016	5,601
Mineral Properties	180,918	170,017	165,073	160,322	186,761	179,429	168,188	159,630
Investment in Treasury Metals Inc.	15,271	15,400	16,260	16,236	39,867	63,812	62,833	-
Investments in PC Gold Inc.	21,569	21,570	21,570	35,999	-	-	-	-
Investment in Big Ridge Gold Corp.	1,434	1,491	1,569	1,577	-	-	-	-
Investment in Beattie Gold Mines, Ltd.	5,544	-	-	-	-	-	-	-

Total Assets	267,385	260,309	260,510	299,750	287,856	301,213	296,343	258,044
Total Non-Current Liabilities	$25,974	26,429	24,116	$31,855	$32,522	$16,835	$15,332	$1,959

(1)	These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.
(2)	Per the consolidated statements of cash flows in each of the corresponding periods presented.
(3)	The basic and diluted loss per share calculations result in the same amount due to the anti‐dilutive effect of outstanding stock options and warrants in all periods.

Key trends in the quarterly results are as follows

Net loss - quarter to quarter fluctuations are typically due to the timing of non-cash items. Share-based payments expense, which fluctuates due to the timing and number of stock option grants together with the associated fair value dollar amount calculated at the time of the grant, is one of the more common examples. In addition to non-recurring impairment charges which are required as and when facts dictate, other non-cash items are fair value movements on the Silver Stream derivative liability and certain investments based on underlying market prices at period end. As can be seen in the table above, the fluctuation in cash used in operating activities does not tend to vary nearly as much as net income (loss).

Cash and cash equivalent – fluctuations are principally due to the amount and timing of cash used to fund investing activities at the Company’s mineral property portfolio, offset by the potential for financings provided by private placements, public offerings, the exercise of options and warrants to support such activities and the divestment of project interests or investment positions.

Total assets – quarterly changes are the direct result of fluctuations described above in cash and cash equivalents and investments in the current asset category, and due to mineral property expenditure additions and more recently the equity loss and recorded impairments of investment in Treasury Metals, PC Gold and Big Ridge Gold, all of which are in the non-current asset category.

Non-current liabilities – changes occur predominantly due to the Silver Stream derivative liability fair value movement at each period end date.

Page 19

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

RESULTS OF CONTINUING OPERATIONS

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS and extracted from the unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2022.

First Quarter 2022 Compared to First Quarter 2021

For the three months ended March 31, 2022, net loss for the period has decreased by $32,228,000 compared to the three months ended March 31, 2021. The most significant components of this overall change are explained by the following:

Income Statement Category	Variance between Periods - (Increase) decrease	Explanation
Loss from operational activities
Investor relations and marketing communications	$181,000	Decrease due to decreases in marketing expenditures and lower share-based payment expense.
Impairment of non-current assets (non-cash)	$23,555,000

Decrease related to the write-down of the investment in Treasury Metals carrying value in Q1 2021. The investment is equity accounted and experienced a significant decline in fair value which resulted in an impairment charge.

Other items
Change in fair value on Silver Stream derivative liability (non-cash)	$6,423,000	Fair value losses on the silver stream derivative decreased to a fair value gain in the Q1 2022 period which was primarily result of the silver price futures curve between periods.
Investments fair value gain/loss (non-cash)	$1,588,000	Decreased fair value loss between periods primarily due to the fair value gain recorded on marketable securities in Q1 2022 compared to a fair value loss recorded in Q1 2021.
Equity loss and dilution impacts of equity accounted investments (non-cash)	$202,000	Decrease relates to the Treasury Metals equity loss recorded in Q1 2022 being lower than the movement recorded in Q1 2021.
Net loss for the period	$32,228,000

Decrease in net loss predominantly relates to the prior year impairment of non-current assets and the fair value gain on the Silver Stream derivative liability recorded in Q1 2022, compared with a loss in Q1 2021.

Other comprehensive income (loss)
Investments fair value gain (non-cash)	$1,155,000	The fair value gains on marketable securities recorded through OCI were higher than the comparative Q1 2021 period due to underlying share price changes in these strategic investments.
Mineral property investments fair value gain (non-cash)	$1,158,000	The fair value gain on mineral property investments recorded through OCI was higher than the comparative Q1 2021 period primarily a result of increases in spot gold price.

Net income and comprehensive income	$34,537,000

Decrease in net loss predominantly relates to the prior year impairment of non-current assets and the fair value gain on the Silver Stream derivative liability recorded in Q1 2022, compared with a loss in Q1 2021.

Page 20

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Three months ended March 31,
	2022	2021
CASH PROVIDED BY (USED IN)
Operating activities	$(2,434)	$(1,874)
Investing activities	(3,279)	7,489
Financing activities	(41)	4,726
Foreign exchange effect on cash	(38)	(68)
CHANGE IN CASH AND CASH EQUIVALENTS	(5,792)	10,273
Working capital (1)	23,861	22,114
Cash and cash equivalents, beginning	29,516	28,901
Cash and cash equivalents, ending	$23,724	$39,174
(1)

Working capital is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section in this MD&A titled “Non-IFRS Measures – Working Capital”.

Key reasons for variances from March 31, 2021 to March 31, 2022 include:

•	The decrease of $5,792,000 in cash and cash equivalents was primarily due to cash used in operating and other investing activities related to mineral property expenditures partially offset by cash proceeds from the sale of investments;
•	Cash used in operating activities increased due to a non-recurring cash reimbursement of legal fees and expert costs in connection with a settlement agreement which was accrued for in the 2021 year-end audited financial statements;
•	Cash used in investing activities increased primarily due to increased mineral property expenditures at Springpole and the Beattie acquisition. In addition, cash provided by proceeds from sale of investments declined notably between the periods;
•	Cash provided by financing activities decreased given there were no sources of inflows during the Q1 2022 period. The prior period Q1 2021 inflow related to the Silver Stream tranche 2 payment;
•	Working capital is comparable between the first quarter 2022 and first quarter 2021 despite some differences to the underlying composition of current assets and current liabilities between periods.

Trends in Liquidity, Working Capital, and Capital Resources

As at March 31, 2022, the Company had working capital of $23,826,000 (December 31, 2021 - $33,956,000). The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the three months ended March 31, 2022, the Company had negative cash flow from operating activities. The Company anticipates it will have negative cash flow from operating activities into the foreseeable future.

Since the year ended December 31, 2020, the Company has financed its activities through means such as the Silver Stream upfront proceeds and/or sales of its investments in other companies. In addition to adjusting spending, disposing of assets and seeking other non-equity sources of financing, the Company remains reliant on equity markets for raising capital through the issuance of new shares until it can generate positive cash flow from operations to finance its exploration and development programs.

The Company believes it has sufficient cash resources to maintain its mineral properties in good standing for the next twelve months.

Page 21

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

OUTLOOK

We remain focused on advancing the Company’s strategic objectives and near-term milestones, which include the following:

•	Advancing the Springpole EA process which includes a focus on community, Indigenous rights holder and stakeholder consultations.
•	Springpole technical studies, including metallurgical work, geotechnical optimization and further process optimization with a targeted FS release in 2023.
•	Springpole and Birch-Uchi exploration activities to identify and follow-up on regional targets.
•	Cameron drill program (36 holes, 4,100 m) – to increase understanding of local geology and identify new targets.
•	Evaluating our mineral properties in Québec and the potential for partnership opportunities.
•	Maintaining a strong balance sheet and cash position to fund investing activities consistent with First Mining’s business strategy.
•	Providing support as needed to projects where First Mining is no longer the operator (Pickle Crow, Goldlund-Goliath, Hope Brook) which will continue to enable the Company to derive value from these direct and indirect interests.
•	Establishing and initiating environmental, social and governance (“ESG”) reporting framework with the Company’s inaugural report expected in Q2 2022.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. Fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of the Company’s financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2021, filed on SEDAR at www.sedar.com.

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments.  The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.  We do not acquire or issue derivative financial instruments for trading or speculative purposes.  All transactions undertaken are to support our operations.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no significant transactions with related parties outside of the ordinary course of business during the period ended March 31, 2022.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities as at March 31, 2022 are summarized as follows:

(in $000s)	Carrying Amount	Contractual Amount	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$6,759	$6,759	$6,759	$-	$-	$-
Lease liability	412	474	166	308	-	-
Total	$7,171	$7,233	$6,925	$308	$-	$-

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

NON-IFRS MEASURES

Alternative performance measures in this document such as “cash cost”, “AISC” and “AIC” are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Gold Project, and to plan and assess the overall effectiveness and efficiency of mining operations.

Certain Non-IFRS financial measures used in this MD&A and common to the gold mining industry are defined below.

Total Cash Costs and Total Cash Costs per Gold Ounce - Total Cash Costs are reflective of the cost of production. Total Cash Costs reported in the PFS include mining costs, processing, water & waste management costs, on-site general & administrative costs, treatment & refining costs, royalties and silver stream credits. Total Cash Costs per Ounce is calculated as Total Cash Costs divided by total LOM payable gold ounces.

All-in Sustaining Costs (“AISC”) and AISC per Gold Ounce - AISC is reflective of all of the expenditures that are required to produce an ounce of gold from operations. AISC reported in the PFS includes Total Cash Costs, sustaining capital and closure costs. AISC per Ounce is calculated as AISC divided by total LOM payable gold ounces.

In addition, the Company has included certain non-IFRS measures in the annual and quarterly information tables above and calculates working capital as current assets less current liabilities. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company.

Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ACCOUNTING POLICIES

The Company’s audited consolidated financial statements for the year ended December 31, 2021 are prepared in accordance with IFRS and contain the Company’s accounting policies. Furthermore, there were no changes in the Company’s accounting policies during the first quarter ended March 31, 2022.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Estimation uncertainties are described in the Company’s audited consolidated financial statements for the year ended December 31, 2021.

CRITICAL ACCOUNTING JUDGMENTS

The preparation of financial statements requires management to exercise judgment in the process of applying its accounting policies. Judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. In preparing the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022, the Company used the same accounting policies and methods of computation as in the Company’s audited consolidated annual financial statements for the financial year ended December 31, 2021. The following section discusses significant accounting policy judgments which have been made in connection with the financial statements for the three months ended March 31, 2022:

Page 23

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

Mineral Property Impairment Indicators

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Impairment of Investment in Associates

With respect to its investments in Treasury Metals, PC Gold, Big Ridge Gold and Beattie, which are accounted for using the equity method, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability of each investment depends on various factors, including the identification of economic recoverability of reserves at the respective exploration properties, the ability of for each company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the underlying company shares themselves. The publicly quoted share price of each company, where applicable, is also a source of objective evidence about the recoverable amount of the equity investment.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s AIF for the year ended December 31, 2021 under the heading “Risks that can affect our business”, which is available under our SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board.

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

a) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities of several other mineral property related companies.

If the fair value of our investments in equity instruments designated as fair value through profit and loss (FVTPL) had been 10% higher or lower as at March 31, 2022, net loss for the three months ended March 31, 2022 would have decreased or increased, respectively, by approximately $475,000 (2021 – $1,026,000). If the fair value of our investments in equity instruments designated as fair value through other comprehensive income (FVTOCI) had been 10% higher or lower as at March 31, 2021, other comprehensive income (loss) for the three months ended March 31, 2022 would have decreased or increased, respectively, by approximately $1,117,000 (2021 – $967,000).

Page 24

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

Foreign Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. As at March 31, 2022, the Company was exposed to currency risk on the following financial instruments denominated in US$. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US$ against the Canadian dollar is included in the table below in Canadian dollar equivalents:

Cash and cash equivalents	$2,064
Fair value of Silver Stream derivative liability	$(25,693)
Net exposure	$(23,629)
Effect of +/- 10% change in currency	$(2,363)

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Silver Stream derivative liability.

b) Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not anticipate any credit losses.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

Page 25

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

See the section in this MD&A titled “Financial Liabilities and Commitments” for a summary of the maturities of the Company’s financial liabilities as at March 31, 2022 based on the undiscounted contractual cash flows.

As at March 31, 2022, the Company had cash and cash equivalents of $23,724,000 (December 31, 2021 – $29,516,000).

d) Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

Other Risk Factors

Financing Risks

The Company has finite financial resources, has no current source of operating cash flow and has no assurance that additional funding will be available to it for its future activities, including exploration or development of mineral projects. Such further activities may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing mineral projects and could result in the loss of one or more of its properties.

Exploration and Development Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. These risks include:

•	few properties that are explored are ultimately developed into producing mines;
•	there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;
•	with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and
•	mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Exploration and development of mineral properties is capital intensive and unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and financial condition.

Global Financial Conditions

Global financial conditions have, at various times in the past and may, in the future, experience extreme volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, such as developments concerning COVID-19 and geo-political tensions including acts of war. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, volatility of metal prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

Page 26

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

Public Health Crises

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks. As at the date of this MD&A, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. Such public health crises can result in disruptions and extreme volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk, availability of financing and inflation. The risks to the Company of such public health crises also include risks to employee health and safety and may result in a slowdown or temporary suspension of operations at some or all of the Company’s mineral properties as well as its head office. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including the conduct of exploration and development programs, cannot be conducted remotely and may be impacted or delayed if the Company experiences limitations on employee mobility. At this point, the extent to which COVID-19 may impact the Company remains uncertain; however, it is possible that COVID-19 could have a material adverse effect on the Company’s business, results of operations and financial condition.  There can be no assurances that the Company will not be required to further demobilize its personnel and contractors at any of its mineral projects in due to the ongoing COVID-19 pandemic. Any such demobilization may have an adverse impact on the Company’s ability to conduct exploration and further advance its work programs on the affected properties.

Risks Generally

For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company’s business, operations and financial results, refer to the Company’s latest AIF for the year ended December 31, 2021 filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company.

QUALIFIED PERSONS

Hazel Mullin, P.Geo., Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

SECURITIES OUTSTANDING

As at the date on which this MD&A was approved and authorized for issue by the Board, the Company has 711,791,077 common shares issued and outstanding; 91,892,620 warrants outstanding; 52,978,750 options outstanding; 2,290,000 restricted stock units outstanding; 659,000 deferred stock units outstanding.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Page 27

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes policies and procedures that:

•	address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There have been no significant changes in our internal controls during the quarter ended March 31, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2022

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of March 31, 2022. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental, permitting at the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the PFS for the Springpole Gold Project; statements regarding the targeted submission date for the EIS in relation to the Springpole Gold Project; statements regarding the potential increase in gold and silver recoveries at the Springpole Gold Project; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company’s working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company’s capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, EA approval for the Springpole Gold Project and the expected timing of such EA approval; statements regarding the Company’s anticipated timing to issue the draft EA for the Springpole Gold Project, for consultation and the timing of such consultations in respect thereof; statements regarding the Company’s compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding the Auteco Earn-In Agreement and cash payments, share issuances and exploration expenditure commitments thereunder; statements regarding the Big Ridge Earn-In Agreement and payouts, share issuances and exploration expenditure commitments thereunder; statements regarding the Company’s engagement with local stakeholders including, but not limited to, local Indigenous groups; statements regarding the potential impact of the COVID-19 pandemic; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company’s internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports.

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s AIF for the year ended December 31, 2021 and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained or incorporated by reference in this MD&A has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

Page 29